                                  VASOGEN INC.

                               2002 annual report

                     A NEW APPROACH TO CHRONIC INFLAMMATION

                    [PHOTO] [PHOTO] [PHOTO] [PHOTO] [PHOTO]

                                  VASOGEN INC.

Vasogen is a leader in the research and commercial development of immune modulation therapies for the treatment of cardiovascular disease and other inflammatory disorders. Vasogen's immune modulation therapies are designed to target chronic inflammation by activating the immune system's physiological anti-inflammatory response to apoptosis. Vasogen's lead product is currently in pivotal phase III clinical trials for the treatment of chronic heart failure and peripheral arterial disease. The Company is also developing immune modulation therapies for the treatment of additional indications, including neuro-inflammatory diseases.

                                    [PHOTO]

                                    CONTENTS


Letter to Shareholders......................................................   2
Treating Disease by Targeting Chronic Inflammation..........................   4
Chronic Heart Failure.......................................................   6
Peripheral Arterial Disease.................................................   8
Neuro-inflammatory Disease..................................................  10
Management's Discussion and Analysis........................................  13
Corporate Governance........................................................  18
Management's Responsibility.................................................  20
Auditor's Report............................................................  21
Financial Statements........................................................  22
Notes to Financial Statements...............................................  25
Board of Directors..........................................................  36
Scientific Advisory Board...................................................  37
Corporate Information.......................................................  38

INFLAMMATION is a response of the immune system to cellular injury caused by infection, trauma, or other stimuli. Inflammation is normally self-limiting but can become uncontrolled, leading to a number of serious chronic diseases. Recent advances in medical research have established the fundamental role of ongoing or chronic inflammation in the development and progression of heart failure, atherosclerosis, and many neurodegenerative diseases. Vasogen's immune modulation therapy targets destructive chronic inflammation.

                             Letter to Shareholders

                              [GRAPHIC OF LETTER]

The past year has been a period of unprecedented growth for Vasogen. Success in clinical trials, significant progress on the regulatory front, and an ever-increasing recognition of the potential of Vasogen's immune modulation therapy by the scientific and medical communities highlight our Company's progress. With the emerging consensus regarding the important role that chronic inflammation plays in a number of major diseases, including chronic heart failure, atherosclerosis, and neurodegenerative disorders, Vasogen's opportunities have never been greater.

We are now advancing two pivotal phase III programs targeting chronic inflammation in major cardiovascular diseases - the 2,000-patient ACCLAIM trial in chronic heart failure (HF) and the 500-patient SIMPADICO trial in peripheral arterial disease (PAD). The initiation of these late-stage programs was supported by compelling results from our phase II trials. In addition to exceeding the expectations of clinical researchers, our phase II results have attracted leading investigators throughout the United States and Canada to our phase III programs.

With the realization that current drug therapies for chronic HF may have reached a ceiling of benefit, the cardiology community is eager to pursue new approaches to treat pathological mechanisms that are not addressed in this complex and devastating condition. Chronic inflammation has been identified as a key therapeutic target in chronic HF, and Vasogen is a leader in the development of therapies directed at this important pathological mechanism. In our phase II trial, Vasogen's immune modulation therapy significantly reduced the risk of death and hospitalization in advanced heart failure patients who were receiving the current standard of care. Following presentation of these results at the 2002 annual scientific meetings of the American Heart Association and the Heart Failure Society of America, the response from the cardiology community has been overwhelmingly positive. On the basis of these results, we are initiating the phase III ACCLAIM trial, focusing on patients with advanced heart failure. In addition to demonstrating the ability of Vasogen's immune modulation therapy to reduce the risk of death and hospitalization, this pivotal trial is designed to position our approach to treating chronic HF as the first in a new therapeutic class for this progressive and deadly condition.

Chronic inflammation has also been shown to play a central role in the development and progression of atherosclerosis, the underlying cause of peripheral arterial disease. Patients with this condition experience a reduced quality of life and impaired mobility, and face a threefold greater risk of suffering a heart attack or stroke than the general population. Our phase II results in PAD demonstrated the ability of Vasogen's immune modulation therapy to significantly improve pain-free walking distance, a key marker of therapeutic benefit in this progressive disease. Based on these results, Vasogen is advancing its phase III SIMPADICO trial, which is designed to demonstrate that immune modulation therapy can have an impact on both the quality of life and physical well-being of PAD patients. In this area of cardiovascular disease, as in heart failure, targeting chronic inflammation has placed Vasogen at the forefront of the development of new treatments.

It is also recognized that chronic inflammation is associated with degenerative neurological conditions such as Alzheimer's disease -- a major cause of disability and death in the elderly. In the past year, we have made significant progress in our research program focused on developing immune modulation therapies to reduce inflammation in the brain. Recently published preclinical results demonstrate the potential of our technology to reduce key measures of inflammation and cell death in the brain and to improve physiological measurements that correlate with memory and learning. Based on this research, we are currently assessing options for clinical development.


2                                                Vasogen Inc. 2002 Annual Report

In support of our phase III programs, we were pleased to welcome two additional renowned experts to our Scientific Advisory Board. Dr. Milton Packer, Chief of the Division of Circulatory Physiology at the Columbia University College of Physicians and Surgeons, and Director of the Heart Failure Center at the Columbia-Presbyterian Medical Center, is a leading investigator in the pathophysiology of heart failure and has been instrumental in the development of many new therapeutics. Dr. Packer is past-President of the Heart Failure Society of America and is a primary consultant to the National Institutes of Health and the FDA on the management of heart failure. Dr. Valentin Fuster, Director of both The Zena and Michael A. Wiener Cardiovascular Institute and The Marie-Josee and Henry R. Kravis Center for Cardiovascular Health at the Cardiovascular Institute, Mount Sinai School of Medicine, is recognized as a leading expert in atherosclerosis. Dr. Fuster is the past-President of the American Heart Association and is a recipient of the American College of Cardiology Distinguished Scientist Award for his significant contributions to cardiovascular medicine. These talented and experienced scientific advisors will provide invaluable guidance for both our basic research and clinical development programs.

As we advance our phase III clinical programs and pursue basic research initiatives designed to support future growth, we continue to develop the commercial infrastructure that will bring Vasogen's immune modulation therapy to market. In addition to raising awareness in the medical community, our recent clinical results have generated significant interest amongst potential commercial partners. In the coming year, we will continue to pursue business development strategies aimed at securing additional strategic partners to complement our U.S. alliance with Quest Diagnostics and to maximize economic returns from the commercialization of our products in global markets.

On behalf of everyone at Vasogen, we thank you for your continued support, and look forward to another outstanding year in 2003.

/s/ William R. Grant                          /s/ David G. Elsley
----------------------                        ----------------------
WILLIAM R. GRANT, Chairman of the Board       DAVID G. ELSLEY, President and CEO

[PHOTO OF WILLIAM R. GRANT]                   [PHOTO OF DAVID G. ELSLEY]



Vasogen Inc. 2002 Annual Report                                                3

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                         TREATING DISEASE BY TARGETING
                              CHRONIC INFLAMMATION

                           [PRESCRIPTION PAD GRAPHIC]

                 Chronic inflammation plays a fundamental role
             in a number of devastating conditions -- heart failure,
                    atherosclerosis, and Alzheimer's disease.

VASOGEN'S APPROACH TO THE TREATMENT OF CHRONIC INFLAMMATORY DISEASES

Vasogen is developing immune modulation therapies designed to target destructive chronic inflammation by activating the immune system's physiological anti-inflammatory response to apoptotic cells. Vasogen's immune modulation therapy utilizes a medical device technology to apply oxidative stress to a sample of a patient's blood. Oxidative stress is known to induce senescence of white blood cells. The treated sample is then administered intramuscularly to the patient.

Senescent cells undergo apoptosis (programmed cell death) and are rapidly taken up by immune system cells, particularly macrophages. This cellular interaction initiates a change in the production of cytokines -- potent chemical messengers that regulate immune responses, including inflammation. Pro-inflammatory cytokines, such as TNF-[alpha] and IL-1[beta], are reduced, while anti-inflammatory cytokines,such as IL-10 and TGF-[beta], are increased. This alteration in the balance between pro-inflammatory and anti-inflammatory cytokines has therapeutic potential in the treatment of a number of chronic inflammatory diseases.

In addition to targeting cardiovascular conditions in which chronic inflammation is a key underlying pathology, Vasogen is also developing immune modulation therapies based on the anti-inflammatory response to apoptotic cells for the treatment of additional chronic inflammatory disorders, including neuro-inflammatory diseases.

ADVANCING THE TREATMENT OF CHRONIC HEART FAILURE

Vasogen is developing immune modulation therapy to address the inflammatory pathology in chronic heart failure (HF). Current therapies for heart failure do not address chronic inflammation -- an important mechanism in the pathophysiology and progression of this disorder. Results from the Company's phase II clinical trial in patients with advanced chronic HF demonstrated a significant reduction in the risk of death and hospitalization. Vasogen is now initiating the pivotal phase III ACCLAIM trial, which is designed to further demonstrate the ability of immune modulation therapy to reduce the risk of death and hospitalization in patients with advanced chronic heart failure.

NEW TREATMENT OPTION FOR PERIPHERAL ARTERIAL DISEASE

Peripheral arterial disease (PAD) results from atherosclerosis in the major arteries leading to the legs. Although the inflammatory nature of atherosclerosis has been established for a number of years, few therapies have been developed that target this aspect of the disease process. Phase II clinical trial results demonstrated that Vasogen's immune modulation therapy enabled patients to walk further before the onset of pain -- the key criterion for assessing therapeutic benefit in this progressive disease. Vasogen's ongoing pivotal phase III SIMPADICO trial is designed to demonstrate the ability of immune modulation therapy to improve the exercise tolerance and quality of life of patients with PAD.



4                                                Vasogen Inc. 2002 Annual Report

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The Cleveland Clinic Heart Center

[PHOTO]

Vasogen's technology is in use at leading North American clinical centers as a part of the SIMPADICO and ACCLAIM phase III clinical trials.

THERAPEUTIC POTENTIAL IN NEURO-INFLAMMATORY DISEASE

Neurological conditions that are associated with an inflammatory response in the brain and peripheral nervous system include such devastating conditions as Alzheimer's disease, Parkinson's disease, and ALS (Lou Gehrig's disease). In recently published preclinical research, Vasogen's technology has been shown to significantly reduce a number of measures of inflammation and cell death in the brain and to improve physiological measurements that correlate with memory and learning. Vasogen is currently investigating options for clinical development in the area of neuro-inflammatory disease.



Vasogen Inc. 2002 Annual Report                                                5

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                             CHRONIC HEART FAILURE

                            [GRAPHIC OF STETHOSCOPE]

            More than 5 million people in North America have chronic
          heart failure. Each year, 300,000 deaths are associated with heart failure, and healthcare costs exceed $19 billion.

VASOGEN'S PHASE III HF PROGRAM

FDA clearance in November of 2002 to launch the ACCLAIM (Advanced Chronic Heart Failure Clinical Assessment of Immune Modulation Therapy) trial marked a significant developmental milestone for Vasogen. This pivotal phase III study, in support of the regulatory approvals process in North America and Europe, is designed to demonstrate the ability of Vasogen's immune modulation therapy to reduce the risk of death and hospitalization in advanced chronic heart failure
(HF) patients.

The initiation of the ACCLAIM trial was based on Vasogen's successful phase II trial conducted in 73 patients with advanced chronic HF. The results of this study demonstrated a significant reduction in the risk of death and hospitalization and significant improvements in both key electrocardiogram measures and a clinical composite score for patients receiving immune modulation therapy. Vasogen's immune modulation therapy was also shown to be well tolerated, with no reports of treatment-related serious adverse events or patient withdrawals from the trial. These important findings were the subject of oral presentations at the 6th Annual Scientific Meeting of the Heart Failure Society of America and at the American Heart Association's 75th Scientific Sessions.

The phase III ACCLAIM trial, designed by a Steering Committee of leading experts in heart failure, has received U.S. and Canadian regulatory approval to enroll up to 2,000 patients at cardiac centers throughout North America. The primary outcome measure of the trial is the composite endpoint of all-cause mortality or hospitalization for cardiovascular causes (time to first event). The trial will conclude when a minimum of 701 events have occurred and all patients have been followed for at least six months. The study will enroll patients with advanced heart failure, a left ventricular ejection fraction (LVEF) of [less than or equal to] 30%, and a prior hospitalization or outpatient treatment with intravenous medication for heart failure within the previous 12 months. All patients enrolled in the trial will be on stable doses of the standard-of-care medications for heart failure.


The Global Principal Investigator and Chairman of the Steering Committee for Vasogen's ACCLAIM trial is James B. Young, MD, Medical Director of the Kaufman Center for Heart Failure and Head of the Section of Heart Failure and Cardiac Transplant Medicine at The Cleveland Clinic Foundation. Guillermo Torre-Amione, MD, PhD, Medical Director of the Heart Transplant Service at Baylor College of Medicine and the DeBakey Heart Center of The Methodist Hospital in Houston, Texas, is Principal Investigator for the U.S. arm of the study. Jean-Lucien Rouleau, MD, Head, Division of Cardiology, University Health Network at the University of Toronto, is Principal Investigator for the Canadian arm of the trial.

CHRONIC HEART FAILURE

Chronic HF, most frequently resulting from coronary artery disease or hypertension, is a debilitating condition in which the heart's ability to function as a pump is impaired. Patients with heart failure experience a continuing decline in their health, resulting in an increased frequency of hospitalization and premature death. Symptoms include shortness of breath, increased fatigue, and reduced exercise tolerance, with a corresponding reduction in quality of life.



6                                                Vasogen Inc. 2002 Annual Report

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Vasogen is developing immune modulation therapy to target chronic inflammation
-- a key pathological process not addressed by current heart failure therapies.

[PHOTO OF DR. JAMES B. YOUNG]

[CAPTION TO PHOTO: DR. JAMES B. YOUNG Medical Director, Kaufman Center for Heart Failure - Head, Section of Heart Failure and Cardiac Transplant Medicine, Department of Cardiovascular Medicine, The Cleveland Clinic Foundation - Global Principal Investigator and Chairman of the Steering Committee for Vasogen's ACCLAIM trial]

Heart failure affects more than five million people in North America, and is the only major cardiovascular disease that is still increasing in incidence and prevalence. The average five-year survival rate for all patients with heart failure is approximately 50%. In North America each year, there are more than 300,000 deaths associated with chronic HF, and the cost of medical care, primarily resulting from hospitalization, exceeds $19 billion annually. Hospital admission rates for chronic HF have increased in the last 20 years to the point that the disease now accounts for 5% of all medical admissions and is the leading cause of hospital admissions in patients over 65 years of age.



Vasogen Inc. 2002 Annual Report                                                7
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                          PERIPHERAL ARTERIAL DISEASE

                        [GRAPHIC OF PERSON ON TREADMILL]

                  More than 7 million people in North America
             have peripheral arterial disease, with healthcare costs
                        exceeding $10 billion each year.

VASOGEN'S PHASE III PAD PROGRAM

Vasogen is conducting the 500-patient SIMPADICO (Study of Immune Modulation Therapy in Peripheral Arterial Disease and Intermittent Claudication Outcomes) trial at leading medical centers in the United States and Canada. This pivotal phase III trial is designed to investigate the ability of Vasogen's immune modulation therapy to improve the mobility and quality of life of patients with peripheral arterial disease (PAD) and to support regulatory approvals in North America and Europe.

FDA and Health Canada regulatory clearance to initiate the SIMPADICO trial was based on results from a double-blind, placebo-controlled phase II trial in 85 patients, which were recently published in the European Journal of Vascular and Endovascular Surgery. In addition to enabling patients with moderate and severe disease to walk significantly further before the onset of pain, Vasogen's immune modulation therapy was shown to be well tolerated and free of significant adverse side effects.

The SIMPADICO trial is evaluating the impact of Vasogen's immune modulation therapy on maximal treadmill walking distance, the efficacy endpoint recognized by the FDA and other regulatory authorities for approving new PAD therapies. Secondary endpoints include PAD-related cardiovascular events and quality of life measures. Patients entered into the SIMPADICO trial have been diagnosed with Fontaine Stage II (symptomatic) disease with walking distance limited by intermittent claudication (pain on walking).

The Principal Investigator and Chairman of the Steering Committee for Vasogen's SIMPADICO trial is Jeffrey W. Olin, DO, FACP, FACC, Director of the Vascular Medicine Program at The Zena and Michael A. Wiener Cardiovascular Institute, Mount Sinai School of Medicine in New York. Dr. Olin is an internationally recognized opinion leader in the field of vascular medicine and has been the lead investigator for numerous clinical trials.

PERIPHERAL ARTERIAL DISEASE

PAD is a serious condition of impaired blood flow to the extremities resulting from atherosclerosis. Known risk factors such as aging, obesity, smoking, lack of exercise, and diabetes contribute to the increasing incidence of PAD. The disease usually presents as intermittent claudication, which leads to reduced mobility and a marked impairment in the ability to undertake the basic activities of daily independent living. It is well established that inflammatory pathways are implicated in the development and progression of atherosclerosis, which underlies PAD and its associated symptoms.

There are limited treatment options for patients with intermittent claudication. No pharmacological agent has yet gained widespread acceptance by physicians, and surgical intervention is only appropriate for patients with advanced disease. There is a strong need for a new therapeutic approach that addresses key pathophysiological mechanisms, including chronic inflammation, that contribute to the disability of patients with PAD.



8                                                Vasogen Inc. 2002 Annual Report

Vasogen's immune modulation therapy targets the chronic inflammation that plays a central role in all stages of atherosclerosis -- the underlying pathology of PAD.

                         [PHOTO OF DR. JEFFREY W. OLIN]

[CAPTION TO PHOTO: Dr. Jeffrey W. Olin Director, Vascular Medicine Program, The Zena and Michael A. Wiener Cardiovascular Institute, Mount Sinai School of Medicine, New York, N.Y. - Principal Investigator and Chairman of the Steering Committee for Vasogen's SIMPADICO trial]

More than seven million people in North America have PAD, with healthcare costs exceeding $10 billion per year. In 80,000 patients each year, the progression of PAD results in the need for amputation.

The signs and symptoms of the disease are associated with a threefold increase in the incidence of heart attack and stroke, and 30% of patients will die from these causes within five years of diagnosis.


Vasogen Inc. 2002 Annual Report                                                9

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                           NEURO-INFLAMMATORY DISEASE

                            [GRAPHIC OF HUMAN BRAIN]

          Neuro-inflammatory conditions, including Alzheimer's disease,
            Parkinson's disease, and ALS (Lou Gehrig's disease), are
        estimated to affect more than 5 million people in North America, with the total cost of care exceeding $75 billion annually.


VASOGEN'S RESEARCH PROGRAM IN NEURO-INFLAMMATION

Vasogen is developing immune modulation therapies for the treatment of neuro-inflammatory diseases. Preclinical research published in the journal NeuroImmunoModulation demonstrates the ability of Vasogen's technology to significantly reduce key measures of inflammation and cell death in the brain, and to improve physiological measurements that correlate with memory and learning. This research is being conducted under the direction of Professor Marina Lynch, PhD, at the Department of Physiology, Trinity College, Dublin, Ireland, a center of excellence in neuroscience research.

The published results provide evidence that the effects of Vasogen's therapeutic approach cross the blood-brain barrier and have anti-inflammatory activity within the brain. The results demonstrate the ability of Vasogen's technology to significantly reduce cell death induced by lipopolysaccharide (LPS), an inflammatory stimulus.

[PHOTO OF WOMAN IN LABORATORY]

The attenuation of this inflammatory response was associated with a significant increase in the anti-inflammatory cytokine IL-10 and a concomitant decrease in the pro-inflammatory cytokine IL-1[beta]. There was also a significant reduction in the expression of certain enzymes involved in the intra-cellular response to inflammation, including the stress-activated protein kinase c-Jun NH2-terminal kinase.

These results also demonstrate the ability of Vasogen's technology to significantly reduce LPS-induced inhibition of long-term potentiation. Long-term potentiation describes the persistent enhancement of the synaptic response in a specific neural pathway in the hippocampus following stimulation, and is considered to be a key physiological mechanism involved in memory and learning.

NEURO-INFLAMMATORY DISEASE

Neurological conditions that are associated with an inflammatory response in the brain and peripheral nervous system include such devastating conditions as Alzheimer's disease, Parkinson's disease, and ALS (Lou Gehrig's disease). In each of these there is evidence of increases in inflammatory mediators, including cytokines, leading to the death of nerve cells and the eventual loss of functional activity.

Due to the prevalence, morbidity, and mortality associated with neuro-inflammatory diseases, they represent a significant medical, social, and financial burden. Neuro-inflammatory diseases are estimated to affect more than five million people in North America, with the total cost of care exceeding $75 billion per year.


10                                               Vasogen Inc. 2002 Annual Report

Trinity College, Dublin, Ireland

                      [PHOTO OF TRINITY COLLEGE IN DUBLIN]

Vasogen's research program at Trinity College in Dublin, Ireland, is targeting the chronic inflammation associated with such devastating conditions as Alzheimer's disease, Parkinson's disease, and ALS (Lou Gehrig's disease).



Vasogen Inc. 2002 Annual Report                                               11

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                                FINANCIAL REPORT


Management's Discussion and Analysis.......................................   13
Corporate Governance.......................................................   18
Management's Responsibility................................................   20
Auditor's Report...........................................................   21
Consolidated Balance Sheets................................................   22
Consolidated Statements of Operations and Deficit..........................   23
Consolidated Statements of Cash Flows......................................   24
Notes to Consolidated Financial Statements.................................   25

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of Vasogen Inc. (the "Company") and the notes thereto. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada, which, except as described in note 12,conform in all material respects with generally accepted accounting principles in the United States. All amounts are expressed in Canadian dollars unless otherwise noted. Annual references are to the Company's fiscal years, which end on November 30.

OVERVIEW

Vasogen is focused on the research, development, and commercialization of immune modulation therapies for the treatment of cardiovascular and other inflammatory diseases. Vasogen's lead product is currently in pivotal phase III clinical trials for the treatment of chronic heart failure ("HF") and peripheral arterial disease ("PAD"). The Company is also developing therapies for the treatment of additional disease indications characterized by chronic inflammation, including neuro-inflammatory disease.

Vasogen intends to commercialize its immune modulation therapies through alliances with established healthcare companies. To date, Vasogen has entered into a strategic alliance with Quest Diagnostics Incorporated for the commercialization of its immune modulation therapies in the United States. The terms of this alliance are further discussed in the Company's Management's Discussion and Analysis for 2001.

RESULTS OF OPERATIONS

RESEARCH AND DEVELOPMENT Vasogen is a development stage enterprise that dedicates the majority of its cash resources to research and development
("R & D") activities. In 2002, R & D expenses were approximately two-thirds of all operating expenses. R & D expenses include salaries for those employees directly involved in research and development, costs for the Company's clinical and preclinical programs and associated supplies, product development costs, and intellectual property expenses.

R & D expenditures totaled $12.7 million for 2002, compared with $9.2 million in 2001 and $6.1 million in 2000. The increase in spending primarily reflects the Company's expanded clinical development and preclinical activity, as well as its growing intellectual property portfolio.

The costs of the Company's clinical programs increased by $2.8 million in 2002, compared with 2001 costs, which were $2.2 million higher than in 2000. The Company's clinical programs in PAD and chronic HF, discussed in detail below, were the key drivers of the increased R & D costs in 2002. Direct costs to support the Company's clinical programs increased by $1.8 million in 2002, compared with 2001 costs, which, in turn, increased by $1.2 million from 2000. These direct costs include expenses for clinical site fees, study monitoring, and technology support. Indirect costs, consisting of salaries, professional fees, and other support costs, rose approximately $1.0 million in each year over the prior year from 2000 to 2002.

During 2002, results from Vasogen's phase II double-blind, placebo-controlled trial in 73 patients with advanced chronic HF were presented at the 6th Annual Scientific Meeting of the Heart Failure Society of America, in September, and at the American Heart Association 75th Scientific Sessions, in November. The results of this study demonstrated a significant reduction in the risk of death and hospitalization and significant improvements in both key electrocardiogram measures and a clinical composite score for patients receiving immune modulation therapy. These results were supported by positive trends toward improvement in quality of life and New York Heart Association clinical classification. In addition, Vasogen's immune modulation therapy was well tolerated, with no reports of treatment-related serious adverse events or patient withdrawals. All patients in the study received standard-of-care therapy for heart failure.

In late 2002, Vasogen received U.S. Food and Drug Administration ("FDA") clearance to initiate a pivotal phase III trial of its immune modulation therapy in patients with advanced chronic HF. The ACCLAIM (Advanced Chronic Heart Failure CLinical Assessment of Immune Modulation Therapy) trial will be conducted at cardiac centers throughout the United States and Canada. Dr. James Young, Medical Director of the Kaufman Center for Heart Failure and Head of the Section of Heart Failure and Cardiac Transplant Medicine at The Cleveland Clinic, a world-renowned heart center, is Chairman of the study's Steering Committee and Global Principal Investigator.

Vasogen Inc. 2002 Annual Report (A development stage company)                 13

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company has received FDA approval to enroll up to 160 clinical sites in the ACCLAIM study, and recruitment of sites is ongoing. In early 2003, the Company received regulatory approval from Health Canada for the Canadian arm of this trial.

The primary outcome measure for the ACCLAIM trial is the composite endpoint of all-cause mortality or cardiovascular hospitalization (time to first event). The trial, which has been approved to enroll up to 2,000 patients, will conclude when a minimum of 701 events, as defined above, have occurred and all patients have been followed for at least six months. It is currently anticipated that the ACCLAIM trial will complete patient recruitment by the end of 2004.

Vasogen is also conducting a 500-patient, multi-center pivotal phase III trial in PAD. Vasogen previously reported positive results from a double-blind, placebo-controlled phase II trial in 85 patients with moderate to severe PAD. In addition to enabling patients with moderate and severe disease to walk significantly further before the onset of pain, this trial showed Vasogen's immune modulation therapy to be well tolerated and free of significant adverse side effects. Results from this study were published in the European Journal of Vascular and Endovascular Surgery during the year.

The primary endpoint of the SIMPADICO (Study of Immune Modulation Therapy in Peripheral Arterial Disease and Intermittent Claudication Outcomes) trial is to investigate the impact of Vasogen's immune modulation therapy on maximal treadmill walking distance, the endpoint recognized by the FDA and other regulatory authorities for approving new treatments for symptomatic PAD. Dr. Jeffrey Olin, Director of Vascular Medicine at The Zena and Michael A. Wiener Cardiovascular Institute, Mount Sinai School of Medicine in New York, and a leading expert in the field of vascular medicine, is the Principal Investigator for the SIMPADICO trial. Patient recruitment into the SIMPADICO trial is ongoing, with up to 50 clinical sites expected to participate in this study. It is currently anticipated that the SIMPADICO trial will complete patient recruitment by the end of Q1 2004.

Several factors could affect patient recruitment levels and the timelines for completion of the ACCLAIM and SIMPADICO trials. The key risk factor affecting patient recruitment for these trials is the timely initiation of sufficient qualified research sites that have both an adequate patient population and the necessary research capacity. Site initiation activities include identifying qualified sites, achieving the necessary internal approvals at the site, executing a contract with the site, and providing the Company's technology for the site. An additional key risk factor associated with the timeline for the ACCLAIM trial is achieving the pre-defined number of events during the projected timeframe. Management believes the timeline projection, which is based on the patient recruitment and event rates observed in recent phase III trials in patients with advanced chronic HF, to be reasonable.

Vasogen's preclinical research is focused on investigating the potential of its immune modulation therapies in neuro-inflammatory disease. The costs to support this program increased by $0.4 million in 2002, compared with 2001 costs, which, in turn, were comparable to those in 2000. Neurological conditions that are associated with an inflammatory response in the brain and peripheral nervous system include such devastating diseases as Alzheimer's disease, Parkinson's disease, and ALS (Lou Gehrig's disease). In each of these conditions, there is evidence of increases in inflammatory cytokine activity and other inflammatory mediators, leading to the death of nerve cells and loss of functional activity.

Preclinical results in the area of neuro-inflammation have demonstrated the potential for Vasogen's technology to address the inflammatory component of a number of neurological conditions. Research published in the journal NeuroImmunoModulation has shown the ability of Vasogen's technology to significantly reduce key measures of inflammation and cell death in the hippocampus, the region of the brain involved in memory and learning, and to improve physiological measurements that correlate with memory and learning. Upon completion of the preclinical research program in this area, the Company expects to enter clinical development and is currently considering appropriate disease targets.

During the year, the Company was granted 21 patents. New developments and scientific discoveries resulted in the filing of 29 patent applications in various jurisdictions, covering 13 new inventions. The Company currently has 11 U.S. patents, 35 patents granted in other jurisdictions, and 170 patent applications pending worldwide. The significant growth in Vasogen's patent portfolio has



14                 Vasogen Inc. 2002 Annual Report (A development stage company)

                      MANAGEMENT'S DISCUSSION AND ANALYSIS


resulted in expenses increasing by $0.3 million in fiscal 2002, compared with 2001 expenses, which increased by $0.9 million compared with 2000. This increase primarily comprises fees paid to patent offices worldwide and to external patent counsel.

More details on Vasogen's clinical development and research programs can be found in the Company's Annual Information Form.

The Company expenses all research and development costs. The majority of the Company's research is outsourced to medical institutions, under contractual agreements for which expenditures are settled with cash payments that are aligned with the achievement of pre-defined milestones. The costs of the Company's prepaid clinical supplies are deferred, on the basis that these supplies have future alternative uses related to the various clinical applications of immune modulation therapy, and are expensed as they are consumed in clinical trials and other research. The anticipated increase in the level of clinical activity, particularly relating to the SIMPADICO and ACCLAIM trials, has resulted in a significant increase in inventory levels of supplies to meet the clinical trial requirements for 2003.

The cost of acquired technology is amortized straight-line over 20 years in recognition of the patent term. As of December 1, 2003, the Company will adopt the "Goodwill and Intangibles" recommendations of CICA Handbook Section 3062, which is consistent with the Company's current policy, and consequently expects no material impact on the Company's financial statements, as described further in Note 1(f) to the consolidated financial statements.

The ability of Vasogen to recover the carrying value of its technology and clinical supplies is impacted by several factors including, but not limited to, the progress of clinical trials, the Company's ongoing ability to fund clinical trials, feedback and decisions from the health regulators on the clinical trial results, technological obsolescence, the development of the Company's patent portfolio, the ability to defend any claims made by third parties against the Company's intellectual property, and the Company's financial ability to launch claims against those third parties who may infringe upon the value of its intellectual property. Management is not aware of any factors that would impair the carrying value of acquired technology or the clinical supplies, which would result in a material loss to the Company.


GENERAL AND ADMINISTRATION General and administration expenses include salaries and related costs for those employees not directly involved in research and development, as well as professional fees for services such as legal, audit, tax, investor relations, and market research. These expenses also include infrastructure costs, such as facilities and information technology to support both corporate and research activities, insurance expenses, and costs involved in corporate stewardship.

General and administration expenditures totaled $7.8 million for the year ended November 30, 2002, compared with $7.2 million in 2001 and $5.2 million in 2000. General and administration expenditures were generally comparable to those in 2001, with the increase substantially attributable to expenses related to corporate development, marketing, and business development activities. These increased activities were primarily associated with increasing the awareness of Vasogen's immune modulation therapy in both the medical and investment communities in Canada and the United States.

The employee and infrastructure support established during 2001, which was associated with phase II clinical programs, was sufficient to provide support for both the Company's corporate and research and development activities during 2002. The increased spending in 2001 compared with 2000 was driven by salary and related infrastructure expenditures that increased by $1.2 million; corporate development, marketing, and business development activities that increased by $0.4 million; and professional fees and insurance that increased by $0.3 million.

INVESTMENT INCOME Investment income totaled $1.0 million for 2002, compared to $2.1 million in 2001 and $1.3 million in 2000. Investment income was lower in 2002, compared to prior years, primarily due to the decline in market yields available on short-term investments, declining to an average yield of 2.49% for the year ended November 30, 2002, from 4.33% for the same period in 2001. Investment income was higher in 2001 compared to the prior year, due to larger average cash and marketable securities balances, which resulted from financings during 2000



Vasogen Inc. 2002 Annual Report (A development stage company)                 15

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

that raised net proceeds of $33.9 million. Throughout 2002 and 2001, Management elected to commit funds primarily to short-term investments.

LOSS The loss in 2002 was $19.5 million ($0.40 per share), compared with $14.4 million ($0.32 per share) in 2001, and $10.0 million ($0.24 per share) in 2000. As discussed above, the increased loss in both periods resulted mainly from higher costs associated with the expansion of the Company's clinical programs and the corporate costs associated with supporting these activities.

The following table presents selected financial data for each of the last eight quarters ending November 30, 2002:

                                      Loss for          Basic and
                                    the period       diluted loss
                                       (000's)          per share
-----------------------------------------------------------------
FEBRUARY 28, 2002                     ($5,028)            ($0.11)
MAY 31, 2002                          ($4,478)            ($0.09)
AUGUST 31, 2002                       ($4,241)            ($0.08)
NOVEMBER 30, 2002                     ($5,760)            ($0.12)

February 28, 2001                     ($2,725)            ($0.06)
May 31, 2001                          ($4,068)            ($0.09)
August 31, 2001                       ($3,496)            ($0.08)
November 30, 2001                     ($4,100)            ($0.09)


Effective December 1, 2002, the Company adopted the "Stock-Based Compensation and Other Stock-Based Payment" recommendations of CICA Handbook Section 3870, and will implement the "disclosure only" provision for stock options granted to employees. This standard requires that all stock-based awards made to non-employees be measured and recognized using a fair-value-based method. The fair value of stock options granted to non-employees and employees during 2002 is disclosed in notes 12(a) and 12(e) to the consolidated financial statements, respectively.

LIQUIDITY AND CAPITAL RESOURCES

Since its inception, Vasogen has financed its operations solely from public and private sales of equity, the exercise of warrants and stock options, and interest on funds held for future investment. During 2002, the Company received net proceeds of $23.1 million from the issuance of equity. In connection with the financing completed during 2002, the Company issued warrants to the underwriters to purchase up to 250,000 shares exercisable at $5.39 per common share until November 24, 2003. During 2001, the Company received net proceeds of $11.8 million from the issuance of equity to Quest Diagnostics Incorporated as a result of the strategic alliance agreement concluded between the two companies.

During 2002, Vasogen received proceeds of $0.5 million from the exercise of options and warrants, compared with $0.4 million in 2001. The total number of common shares outstanding at the end of 2002 increased to 51.9 million from 46.4 million at year-end 2001.

At November 30, 2002, the Company had cash, cash equivalents, and marketable securities held to maturity totaling $42.7 million, compared with $39.5 million at the previous year-end. The Company invests in liquid corporate debt instruments having a single "A" credit rating or greater. In the environment of low interest rates that prevailed throughout 2002, Management elected to commit funds primarily to short-term investments.

The Company is exposed to market rate risk related to changes in interest rates, which could affect the value of the Company's marketable securities. Management does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to the Company's investments, due to the relative short-term nature of the investments.

The Company's net cash used in operating activities in 2002 was $20.1 million, compared with $14.2 million in 2001. This increase is primarily reflective of Vasogen's net operating losses. The reasons for these higher operating losses are elaborated above. The burn rate for 2002 was in line with the Company's operating plan, which reflects the expanded clinical development and research activity, higher costs associated with the Company's expanding intellectual property portfolio, and the larger infrastructure necessary to support the Company's growth.

RISKS AND UNCERTAINTIES

The Company's products are in development, have not yet been approved by regulatory authorities in all relevant jurisdictions, and have not yet been marketed commercially. The business of the


16                 Vasogen Inc. 2002 Annual Report (A development stage company)

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

Company entails significant risks, including the costs and time involved in obtaining the required regulatory approvals, its current reliance on primarily one product, the adequacy of the Company's patent protection, the uncertainties involved in clinical testing, the availability of capital to continue development and commercialization of its products, and competition from pharmaceutical and other biotechnology companies. There can be no assurance that the Company's clinical studies will provide a positive outcome or that the results will meet the desired clinical endpoints established in the clinical study protocols. Even if the clinical studies are successful, there can be no assurance that the Company will be successful in obtaining necessary regulatory approvals or, once obtained, in maintaining these approvals. There can also be no assurance that the Company will be successful in marketing and distributing its products, or achieve reimbursement from government or private health authorities. The Company has also not yet demonstrated the ability to manufacture a product commercially.

The Company maintains product liability insurance consistent with current industry practice. It is possible that this coverage might not provide full protection against all risks.

The Company intends to raise additional financing, as required, through strategic alliance arrangements, the exercise of options and warrants, and the issuance of new share capital, as well as through other financing opportunities. However, there can be no assurance that these financing efforts will be successful or that the Company will continue to be able to meet its ongoing cash requirements. It is possible that financing will not be available or, if available, may not be on favorable terms. The availability of financing will be affected by the results of the Company's scientific and clinical research, its ability to attain regulatory approvals, the market acceptance of the Company's products, the state of the capital markets generally (with particular reference to biotechnology and medical companies), the status of strategic alliance agreements, and other relevant commercial considerations. A DETAILED LIST OF THE RISKS AND UNCERTAINTIES AFFECTING THE COMPANY CAN BE FOUND IN THE COMPANY'S ANNUAL INFORMATION FORM.

OUTLOOK

Vasogen expects to continue to incur operating losses as a result of the expanded clinical trial activity necessary to support regulatory approval of its products in the United States, Canada, and other jurisdictions. Costs associated with phase III clinical trials are generally substantially greater than those for phase II trials, as the number of clinical sites and patients required is typically much larger. The Company believes it has sufficient resources to fund operations to mid-2004. The Company expects to increase cash resources in 2003 through the execution of additional strategic alliance agreements and through the issuance of new share capital associated with corporate finance initiatives. Over the long term, the Company expects that it will require additional financing to grow and expand its operations, and plans to raise funds from time to time through either strategic partnering initiatives or from the capital markets, even if it does not have an immediate need for additional capital. Funding requirements may vary depending on a number of factors, including the progress of the Company's research and development programs; the extent and breadth of these programs; the results of preclinical studies and clinical trials; the cost, timing, and outcome of the regulatory approvals process; the establishment of research and development collaborations; the cost of preparing, filing, prosecuting, maintaining, defending, and enforcing patent claims; and competing technological and market developments.

Depending upon the results of its research and development programs and the availability of financial resources, the Company could decide to accelerate, terminate, or cut back on certain areas of research and development, or commence new areas of research and development. These are complex decisions involving judgments by Management with the goal of optimizing investment returns and managing the cash burn rate. There are no factors presently known to Management that would indicate that a change in direction is needed in the next year.

It is anticipated that general and administration expenses will continue to grow significantly as the Company continues to develop the infrastructure and processes necessary to support commercialization of its products.

To commercialize its immune modulation therapies for a number of potential disease indications, the Company intends to enter into additional strategic alliances with established healthcare companies that have the commercial infrastructure necessary to support successful market introduction in various geographical jurisdictions.



Vasogen Inc. 2002 Annual Report (A development stage company)                 17

                              CORPORATE GOVERNANCE

Vasogen Inc. (the "Company") is committed to the highest standards of corporate governance. The Company has adopted formal governance practices in accordance with and covering all aspects of the guidelines published by the Toronto Stock Exchange (the "TSX"). The TSX guidelines deal with the responsibility of a board of directors and its various committees and the operation and governance of a corporation. They also cover the independence of the board from management, the ongoing monitoring of the board's and management's performance and compensation, the recruitment of new members to the board, the appointment and mandate of the board's committees, and measures for receiving shareholder feedback. Vasogen has also implemented the various procedures mandated to date by the U.S. Sarbanes-Oxley Act of 2002.

Vasogen's Board of Directors (the "Board") has adopted a formal mandate outlining its responsibilities. Codes of ethics for the Board and the Company's employees have also been implemented. The mandate and the codes of ethics may be viewed on the Company's Web site, www.vasogen.com.

Vasogen's Board consists of eight directors, six of whom are considered unrelated directors, independent of the day-to-day operations of the Company. David G. Elsley, President and Chief Executive Officer ("CEO"), and Dr. Eldon R. Smith, Vice President, Scientific Affairs, are the only directors who are members of Management.

William R. Grant, Chairman of the Board, is independent of Management; therefore, the offices of the Chairman and CEO are separate. Accordingly, the Board believes that the appropriate structures and procedures are in place to ensure that it can function independently of Management. The Board annually reviews the number of directors on the Board in order to establish an optimum number for effective decision making. The Board believes that it is able to operate effectively and considers its size to be appropriate at this time and its composition to represent the shareholders' interests

The Board has the responsibility for the overall stewardship of the Company, including the adoption of a strategic planning process and the approval of a strategic plan, risk assessment, succession planning, communication policy, and the integrity of internal controls and management information systems. The Board oversees the management of the business and affairs of the Company with a view to enhancing shareholder value. It also participates with Management in developing and approving the mission of the Company, its objectives, and its goals. The Board has the responsibility for the appointment and replacement of the CEO. It has constituted an independent Scientific Advisory Board, which advises Management and the Board on the direction of the Company's scientific technical, research, development, and marketing activities.

The Board has established a Compensation and Corporate Governance Committee and an Audit Committee. Each



18                 Vasogen Inc. 2002 Annual Report (A development stage company)

                              CORPORATE GOVERNANCE

committee consists of three members, all of whom are unrelated directors.

The Compensation and Corporate Governance Committee reviews the compensation strategy and policies of the Company, including the performance and compensation of the CEO and senior executives. This committee also reviews the Company's approach to succession planning and governance issues, which includes a periodic review of the Company's corporate governance policies with reference to the TSX guidelines and the Sarbanes-Oxley Act of 2002. Vasogen maintains a corporate governance manual that is reviewed and approved by the Board.

The Audit Committee monitors the Company's financial activities, policies, and internal control procedures. The Audit Committee has adopted a charter covering the requirements of the TSX guidelines. This charter can be viewed on the Company's Web site. Under the Sarbanes-Oxley Act of 2002, Canadian issuers filing reports in the United States must disclose whether their audit committees have at least one "financial expert." Benoit La Salle, a member of Vasogen's audit committee, qualifies as a financial expert under such legislation. In addition, the other members of the Audit Committee are considered financially literate. The Board is of the opinion that it is capable of dealing with many issues at the Board level and that, at the present time, it only requires two active committees.

The Board reviews and approves the Company's financial statements and material communications to shareholders and supervises the Company's regulatory compliance. The Board has approved a Disclosure Policy for the Company, which, amongst other things, establishes a Disclosure Policy Committee responsible for overseeing the Company's disclosure practices. This committee sets benchmarks for a preliminary assessment of materiality and determines when developments justify public disclosure. Vasogen has investor relations personnel to assist in corporate communications.

The effectiveness of the Board and the committees of the Board and the contribution of individual directors are assessed on an ongoing basis by the Compensation and Corporate Governance Committee. New candidates for Board membership are actively sought, commensurate with growing corporate activities and changing requirements. Board members are encouraged to recommend new candidates. For these reasons and because the substantial majority of the Board is unrelated, the Board is of the opinion that a nominating committee is not necessary. New recruits to the Board are provided with extensive background documentation with respect to Vasogen and meet with Management in order to discuss and be informed of the Company's affairs.

For a complete discussion of Vasogen's corporate governance practices, please refer to the Company's Management Proxy Circular.


Vasogen Inc. 2002 Annual Report (A development stage company)                 19

                          MANAGEMENT'S RESPONSIBILITY

The accompanying consolidated financial statements of Vasogen Inc. and other financial information contained in this annual report are the responsibility of Management. The consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles, using Management's best estimates and judgments where appropriate. In the opinion of Management, these consolidated financial statements reflect fairly the financial position and the results of operations and cash flows of the Company within reasonable limits of materiality. The financial information contained elsewhere in this annual report has been reviewed to ensure consistency with that in the consolidated financial statements. The integrity and objectivity of data in the financial statements and elsewhere in this annual report are the responsibility of Management.

In fulfilling its responsibilities for the integrity of the data presented and to safeguard the Company's assets, Management employs a system of internal accounting controls designed to provide reasonable assurance, at appropriate cost, that the Company's assets are protected and that transactions are appropriately authorized, recorded, and summarized. This system of internal control is supported by the selection of qualified personnel, by organizational assignments that provide appropriate delegation of authority and division of responsibilities, and by the dissemination of written policies and procedures.

The Board of Directors is responsible for ensuring that Management fulfills its responsibilities for financial reporting and internal controls. The Board carries out this responsibility principally through its independent Audit Committee, which comprises unrelated, outside directors. The Audit Committee meets regularly during the year to review significant accounting and auditing matters with Management and the independent auditor and to review the interim and annual consolidated financial statements of the Company.

The consolidated financial statements have been audited by KPMG LLP, Chartered Accountants, which has full and unrestricted access to the Audit Committee. KPMG's report on the consolidated financial statements is presented herein.


/s/ Christopher J. Waddick             /s/ David G. Elsley
----------------------------           -----------------------
Christopher J. Waddick                 David G. Elsley

Executive Vice President and           President and
Chief Financial Officer                Chief Executive Officer



20                 Vasogen Inc. 2002 Annual Report (A development stage company)

                      AUDITOR'S REPORT TO THE SHAREHOLDERS



We have audited the consolidated balance sheets of Vasogen Inc. (a Development Stage Company) as at November 30, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended November 30, 2002 and for the period from December 1, 1987 to November 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended November 30, 2002 and for the period from December 1, 1987 to November 30, 2002 in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP
--------------------
KPMG LLP

Chartered Accountants

Toronto, Canada
December 20,2002

Vasogen Inc. 2002 Annual Report (A development stage company)                 21

                           CONSOLIDATED BALANCE SHEETS
                       (In thousands of Canadian dollars)

                                                                    As at November 30,
                                                               --------------------------
                                                                   2002              2001
-----------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                                    $  2,024          $  1,187
  Marketable securities (note 2)                                 35,605            36,859
  Clinical supplies                                               2,645             1,832
  Tax credits recoverable                                         1,379             1,259
  Prepaid expenses                                                  518               281
-----------------------------------------------------------------------------------------
                                                                 42,171            41,418

Marketable securities (note 2)                                    5,086             1,482

CAPITAL ASSETS                                                      707               622
Less accumulated amortization                                       394               272
-----------------------------------------------------------------------------------------
                                                                    313               350

ACQUIRED TECHNOLOGY                                               4,081             4,081
Less accumulated amortization                                     2,815             2,562
-----------------------------------------------------------------------------------------
                                                                  1,266             1,519
-----------------------------------------------------------------------------------------
                                                               $ 48,836          $ 44,769
=========================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable and accrued liabilities                     $  3,330          $  3,395

SHAREHOLDERS' EQUITY:
  Share capital (note 3)                                        126,673           103,034
  Deficit accumulated during the development stage              (81,167)          (61,660)
-----------------------------------------------------------------------------------------
                                                                 45,506            41,374
-----------------------------------------------------------------------------------------
                                                               $ 48,836          $ 44,769
=========================================================================================

See accompanying notes to consolidated financial statements.

On behalf of the Board:




/s/ Benoit La Salle                 /s/ Andre Berard
---------------------               -------------------
Benoit La Salle                     Andre Berard

Director                            Director


22                 Vasogen Inc. 2002 Annual Report (A development stage company)

               CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
          (In thousands of Canadian dollars, except per share amounts)


                                                                                                          Period from
                                                              Years ended November 30,               December 1, 1987
                                                 ------------------------------------------------     to November 30,
                                                     2002                2001                2000                2002
---------------------------------------------------------------------------------------------------------------------
EXPENSES:
  Research and development                       $ 12,675            $  9,208            $  6,108            $ 49,201
  General and administration                        7,809               7,246               5,156              35,699
---------------------------------------------------------------------------------------------------------------------
Loss before the undernoted                        (20,484)            (16,454)            (11,264)            (84,900)

Investment income                                     977               2,065               1,303               5,243
---------------------------------------------------------------------------------------------------------------------

Loss for the period                               (19,507)            (14,389)             (9,961)            (79,657)

Deficit, beginning of period                      (61,660)            (47,271)            (37,310)             (1,510)
---------------------------------------------------------------------------------------------------------------------

Deficit, end of period                           $(81,167)           $(61,660)           $(47,271)          $(81,167)
=====================================================================================================================

Basic and diluted loss per share (note 4)        $  (0.40)           $  (0.32)           $  (0.24)
=====================================================================================================================


See accompanying notes to consolidated financial statements.



Vasogen Inc. 2002 Annual Report (A development stage company)                 23

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                       (In thousands of Canadian dollars)

                                                                                                                   Period from
                                                                           Years ended November 30,           December 1, 1987
                                                                  -----------------------------------------    to November 30,
                                                                       2002            2001            2000               2002
------------------------------------------------------------------------------------------------------------------------------

CASH PROVIDED BY (USED IN):

OPERATIONS:
  Loss for the period                                             $ (19,507)      $ (14,389)      $  (9,961)         $ (79,657)
  Items not involving cash:
    Amortization of capital assets and acquired technology              377             345             327              3,430
    Common shares issued for services                                    --              --             233              2,449
    Foreign exchange loss (gain)                                        228             (20)            (21)               120
    Other                                                                --              --              --                (39)
  Change in non-cash working capital (note 5(a))                     (1,235)           (126)           (234)            (1,240)
------------------------------------------------------------------------------------------------------------------------------
                                                                    (20,137)        (14,190)         (9,656)           (74,937)

FINANCING:
  Shares issued for cash                                             25,000          11,941          35,650            105,823
  Warrants exercised for cash                                            75             189           6,898             15,858
  Options exercised for cash                                            465             240           2,064              4,889
  Share issue costs                                                  (1,901)           (121)         (1,812)            (7,008)
  Issue of convertible debt, net                                         --              --              --                622
  Payable to related parties                                             --              --              --               (234)
------------------------------------------------------------------------------------------------------------------------------
                                                                     23,639          12,249          42,800            119,950

INVESTMENTS:

  Increase in capital assets                                            (87)           (190)           (133)              (895)
  Increase in acquired technology                                        --              --              --             (1,283)
  Purchases of marketable securities                                (24,201)        (13,246)        (35,226)           (97,745)
  Maturities of marketable securities                                21,626          14,217           3,490             56,829
------------------------------------------------------------------------------------------------------------------------------
                                                                     (2,662)            781         (31,869)           (43,094)

Foreign exchange gain (loss) on cash held in foreign currency            (3)             20              21                105
------------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents                        837          (1,140)          1,296              2,024

Cash and cash equivalents, beginning of period                        1,187           2,327           1,031                 --
------------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of period                          $   2,024       $   1,187       $   2,327          $   2,024
==============================================================================================================================


Supplemental disclosures and cash flow information (note 5(b) and (c)).

See accompanying notes to consolidated financial statements.



24                 Vasogen Inc. 2002 Annual Report (A development stage company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            (Tabular figures in thousands, except per share amounts)
                 Years ended November 30, 2002, 2001, 2000, and
                period from December 1, 1987 to November 30, 2002

Since its inception, the Company has been engaged in the research and commercial development of its immune modulation therapies for the treatment and prevention of disease and has had no commercial operations. The operations of the Company are not subject to any seasonality or cyclicality factors.

The consolidated financial statements presented have been prepared on the basis that the Company is considered a development stage enterprise and, accordingly, the consolidated statements of operations and deficit and cash flows also reflect the cumulative amounts from December 1, 1987 to November 30, 2002. All amounts are expressed in Canadian dollars unless otherwise noted.

1.   SIGNIFICANT ACCOUNTING POLICIES:

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada, which, except as described in note 12, conform in all material respects with accounting principles generally accepted in the United States.

(a)  PRINCIPLES OF CONSOLIDATION:

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Vasogen Ireland Limited (incorporated in 1998). The functional currency of the Irish subsidiary is the Canadian dollar. All material intercompany balances and transactions have been eliminated.

(b)  CASH AND CASH EQUIVALENTS:

The Company considers unrestricted cash on hand, in banks, in term deposits, and in commercial paper with original maturities of three months or less as cash and cash equivalents.

(c)  MARKETABLE SECURITIES:

Marketable securities having terms to maturity of one year or less are classified as current assets and are stated at the lower of amortized cost or market. All other marketable securities are classified as non-current assets and are stated at cost. The Company regularly reviews the carrying value of its long-term investments. Should there be a decline in value that is other than a temporary decline, the Company measures the amount of the write-down based on the quoted market value of the investments and charges such write-down to the consolidated statements of operations. Interest income is recognized on an effective yield basis.

(d)  CONCENTRATION OF CREDIT RISK:

Financial instruments potentially exposing the Company to a concentration of credit risk consist principally of marketable securities. Marketable securities include bonds issued by highly rated Canadian and U.S. corporations, all having varying maturities between one and 24 months from the date of purchase, trading in active markets, and capable of prompt liquidation.

(e)  CAPITAL ASSETS:

Capital assets are stated at cost and include testing equipment, computer equipment, and leasehold improvements. Amortization is provided on a straight-line basis over five years. The Company regularly reviews the carrying values of its capital assets by reference to the recoverable amounts calculated by reference to the estimated useful lives of the assets and their capitalized costs as compared with their undiscounted estimated future cash flows. If the carrying values of capital assets exceed the amounts recoverable, a write-down is charged to the consolidated statements of operations.

(f)  ACQUIRED TECHNOLOGY:

Acquired technology, representing the Company's platform medical device technology, is stated at cost. Amortization is provided on a straight-line basis over 20 years, representing the period from the acquisition date to the expiry date of the technology's initial patent. Annually, management reviews the carrying value, the amortization method, and the estimated useful life of the technology, taking into consideration any events and circumstances that might impair its value. If the carrying value of acquired technology exceeds its amount recoverable, calculated by reference to undiscounted estimated future cash flows from use, a write-down is charged to the consolidated statements of operations.

(g)  STOCK-BASED COMPENSATION PLAN:

The Company has a stock-based compensation plan as described in note 3. No compensation expense is recognized when stock options or warrants are issued. Any consideration paid on the exercise of stock options or warrants, or on purchase of stock, is credited to share capital.

Vasogen Inc. 2002 Annual Report (A development stage company)                 25

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            (Tabular figures in thousands, except per share amounts)
                 Years ended November 30, 2002, 2001, 2000, and
                period from December 1, 1987 to November 30, 2002

(h)  RESEARCH AND DEVELOPMENT:

Research costs are expensed as incurred. Development costs are expensed as incurred unless they meet the criteria under generally accepted accounting principles in Canada for deferral and amortization. The Company has not capitalized any such development costs to date. Total research and development tax credits netted against research and development expenses on the consolidated statements of operations were $297,663 in 2002 (2001 - $363,000; 2000 -
$403,000; from December 1, 1987 to November 30, 2002 - $1,432,663).

Clinical supplies represent the devices and disposables on hand at year end that will be consumed in the Company's future research and clinical trials. These supplies are expensed as research and development expenses when shipped to research centers or clinical sites. The Company regularly reviews the carrying value of the clinical supplies, taking into consideration factors that might impair their value. Factors the Company considers regarding impairment include technological obsolescence of the clinical instruments and supplies, changes initiated by the Company or required by health regulators, and inconclusive or negative trial results. A charge to operations is recorded in the period in which impairment is assessed. To date there has not been an impairment charge.

(i)  BASIC AND DILUTED LOSS PER COMMON SHARE:

Basic loss per common share is computed by dividing loss for the year by the weighted average number of shares outstanding during the reporting period. Diluted loss per share is computed similar to basic loss per share except that the weighted average number of shares outstanding is increased to include additional shares from the assumed exercised stock options, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options were exercised and that proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.

(j)  MEASUREMENT UNCERTAINTY:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

(k)  INCOME TAXES AND INVESTMENT TAX CREDITS:

The Company accounts for income taxes by the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future taxes attributable to temporary differences between the financial statement carrying values of existing assets and liabilities and their respective tax carrying values. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled.

Future tax assets initially recognized are fully offset by a valuation allowance. Management has provided a valuation allowance equivalent to the net deferred tax asset balances, given the development stage of the Company's activities and the uncertainty that it will generate sufficient income for tax purposes to utilize the tax losses in the carryforward period.

The benefits of tax credits for scientific research and development expenditures are recognized in the year the qualifying expenditures are made, provided there is reasonable assurance of recoverability. The tax credits reduce the cost of capital assets and research costs, as applicable.

(l)  TRANSLATION OF FOREIGN CURRENCY:

Monetary items denominated in foreign currency are translated to Canadian dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenue and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in income.



26                 Vasogen Inc. 2002 Annual Report (A development stage company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            (Tabular figures in thousands, except per share amounts)
                 Years ended November 30, 2002, 2001, 2000, and
                period from December 1, 1987 to November 30, 2002



2.   MARKETABLE SECURITIES:

                                                                   ONE YEAR
                                                     ONE YEAR          PLUS                  YIELD TO
2002                                                 MATURITY    MATURITIES      TOTAL       MATURITY
-----------------------------------------------------------------------------------------------------
CORPORATE BONDS                                       $35,605        $5,086    $40,691   2.70 - 4.08%
=====================================================================================================

                                                                   One year
                                                     One year          plus                  Yield to
2001                                                 maturity    maturities      Total       maturity
-----------------------------------------------------------------------------------------------------
Canadian provincial government bonds                  $   180        $   --    $   180          5.86%
Canadian corporate bonds                               36,679         1,482     38,161   2.25 - 5.90%
-----------------------------------------------------------------------------------------------------
                                                      $36,859        $1,482    $38,341
=====================================================================================================

At November 30, 2002 and 2001, the carrying value of marketable securities approximated their quoted market value.

3.   SHARE CAPITAL:

(a)  AUTHORIZED UNLIMITED COMMON SHARES, WITHOUT PAR VALUE:


                                                                                                          Period from
                                                                                                     December 1, 1987
                                                                                                      to November 30,
                                            2002                   2001                    2000                  2002
--------------------------------------------------------------------------------------------------------------------------
                                  NUMBER OF              Number of              Number of             Number of
                                     SHARES     AMOUNT      shares     Amount      shares    Amount      shares     Amount
--------------------------------------------------------------------------------------------------------------------------
Balance, beginning of period         46,365   $103,034      44,742   $ 90,785      35,592   $47,752       1,032   $  1,213
Issued for:
  Cash                                5,155     25,000       1,407     11,941       3,738    35,650      31,968    105,823
  Services                               --         --          --         --          40       233       1,571      2,449
  Technology                             --         --          --         --          --        --       1,913      2,799
  Warrants exercised                     75         75          82        189       3,979     6,898      11,186     15,858
  Options exercised                     340        465         134        240       1,393     2,064       3,841      4,889
  Debt conversion                        --         --          --         --          --        --         424        650
  Share issue costs                      --     (1,901)         --       (121)         --    (1,812)         --     (7,008)
--------------------------------------------------------------------------------------------------------------------------
Balance, end of period               51,935   $126,673      46,365   $103,034      44,742   $90,785      51,935   $126,673
==========================================================================================================================

Common shares issued for services or acquired technology are recorded at the quoted market value of the shares at the respective issue date.

(b)  PUBLIC OFFERING:

In May 2002, the Company issued 5,154,700 common shares for gross proceeds of $25,000,295 (net proceeds of $23,098,694 after issuance costs). As additional compensation to the underwriters, the Company issued warrants to purchase up to 250,000 shares exercisable at $5.39 per common share until November 24, 2003. As of December 20, 2002, these warrants have not been exercised.



Vasogen Inc. 2002 Annual Report (A development stage company)                 27

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            (Tabular figures in thousands, except per share amounts)
                 Years ended November 30, 2002, 2001, 2000, and
                period from December 1, 1987 to November 30, 2002

(c)  OPTIONS:

Under the Company's Employee Stock Option Plan, options may be granted to directors, officers, full-time employees, and consultants of the Company to purchase common shares. As at November 30, 2002,there were 732,561 (2001 - 381,947) options available for grant. The exercise prices of options must at least equal the quoted market value of the underlying common shares on the date of the grant. Each option granted allows the holder to purchase one common share. These options generally vest over a maximum period of three to four years and expire over various dates to 2007.

                                                       2002                     2001                     2000
----------------------------------------------------------------------------------------------------------------------
                                                            WEIGHTED                 Weighted                 Weighted
                                                             AVERAGE                  average                  average
                                                            EXERCISE                 exercise                 exercise
                                               OPTIONS         PRICE     Options        price     Options        price
----------------------------------------------------------------------------------------------------------------------
Balance, beginning of year                       2,037         $4.37       1,793        $2.94       4,254        $1.46
Issued                                             805          4.34         487         8.79         594         7.37
Exercised                                         (415)         1.30        (216)        1.99      (2,765)        1.46
Expired or canceled                               (156)         7.96         (27)        8.32        (290)        4.44
----------------------------------------------------------------------------------------------------------------------
Outstanding, end of year                         2,271          4.68       2,037         4.37       1,793         2.94
----------------------------------------------------------------------------------------------------------------------
Exercisable, end of year                         1,510                     1,689                    1,543
======================================================================================================================

The following table provides information on options outstanding and exercisable as of November 30, 2002:


                         OPTIONS OUTSTANDING                             OPTIONS EXERCISABLE
                    ------------------------                        ------------------------
                                                     WEIGHTED
                                    WEIGHTED          AVERAGE                       WEIGHTED
                                     AVERAGE        REMAINING                        AVERAGE
EXERCISE                 NUMBER     EXERCISE      CONTRACTUAL            NUMBER     EXERCISE
PRICE               OUTSTANDING        PRICE     LIFE (YEARS)       EXERCISABLE        PRICE
--------------------------------------------------------------------------------------------
$1.00 -  $2.26              579       $ 1.26              1.0               578       $ 1.26
$2.27 -  $5.65              722         2.99              3.8               250         3.10
$5.66 -  $9.04              712         7.22              2.9               483         7.13
$9.05 - $11.30              258        10.02              2.5               199        10.04
--------------------------------------------------------------------------------------------
                          2,271                           2.7             1,510
============================================================================================

(d)  WARRANTS ISSUED FOR FINANCING:

As at November 30, 2002, the warrants issued for financing, which are outstanding and exercisable, include 625,237 warrants with Quest Diagnostics Incorporated ("Quest Diagnostics") (note 10) and 250,000 underwriters' warrants (note 3(b)).

                                                  2002      2001       2000
---------------------------------------------------------------------------
Balance, beginning of year                         625        30      2,780
Issued                                             250       625         --
Exercised                                           --        --     (2,607)
Expired or canceled                                 --       (30)      (143)
---------------------------------------------------------------------------
Outstanding, end of year                           875       625         30
---------------------------------------------------------------------------
Exercisable, end of year                           875       625         30
===========================================================================


28                 Vasogen Inc. 2002 Annual Report (A development stage company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            (Tabular figures in thousands, except per share amounts)
                 Years ended November 30, 2002, 2001, 2000, and
                period from December 1, 1987 to November 30, 2002

4.   LOSS PER SHARE:

The computations for basic and diluted loss per share are as follows:

                                                                            2002          2001         2000
-----------------------------------------------------------------------------------------------------------
Net loss                                                                $(19,507)     $(14,389)     $(9,961)
===========================================================================================================
Weighted average number of common shares outstanding:
  Basic and diluted                                                       49,231        44,913       40,941
===========================================================================================================
Loss per share:
  Basic and diluted                                                     $  (0.40)     $  (0.32)     $ (0.24)
===========================================================================================================

The options and warrants to purchase common shares were not included in the calculation of diluted earnings per share because the Company has a net loss and to do so would have been anti-dilutive.

5.   CONSOLIDATED STATEMENTS OF CASH FLOWS:

(a)  CHANGE IN NON-CASH WORKING CAPITAL:

                                                                                                    Period from
                                                             Years ended November 30,          December 1, 1987
                                                       ---------------------------------        to November 30,
                                                          2002          2001        2000                   2002
---------------------------------------------------------------------------------------------------------------
Clinical supplies                                      $  (813)      $(1,497)      $(219)               $(2,645)
Tax credits recoverable                                   (120)         (515)       (324)                (1,379)
Prepaid expenses                                          (237)         (113)        (92)                  (485)
Accounts payable and accrued liabilities                   (65)        1,999         401                  3,269
---------------------------------------------------------------------------------------------------------------
                                                       $(1,235)      $  (126)      $(234)               $(1,240)
===============================================================================================================

(b)  SUPPLEMENTAL DISCLOSURES:

                                                                                       Period from
                                                   Years ended November 30,       December 1, 1987
                                                 ---------------------------       to November 30,
                                                  2002       2001       2000                  2002
--------------------------------------------------------------------------------------------------
Non-cash financing activities:
  Shares issued for services                     $  --      $  --      $ 233                $2,449
  Debt conversion                                   --         --         --                  (650)
  Shares issued on debt conversion                  --         --         --                   650
  Shares issued for technology                      --         --         --                 2,799
--------------------------------------------------------------------------------------------------
                                                 $  --      $  --      $ 233                $5,248
==================================================================================================
Non-cash investing activities:
  Technology acquired for shares issued          $  --      $  --      $  --                $2,799
==================================================================================================


(c)  SUPPLEMENTAL CASH FLOW INFORMATION:

The interest received in 2002 was $1,351,000 (2001 - $2,046,000; 2000 -
$975,000; from December 1, 1987 to November 30, 2002 - $5,151,000). No interest or income taxes were paid in any of the periods presented.

6.   FAIR VALUES OF FINANCIAL INSTRUMENTS:

The carrying values of cash and cash equivalents and accounts payable and accrued liabilities approximate their fair values due to the relatively short periods to maturity of these instruments.



Vasogen Inc. 2002 Annual Report (A development stage company)                29

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            (Tabular figures in thousands, except per share amounts)
                 Years ended November 30, 2002, 2001, 2000, and
                period from December 1, 1987 to November 30, 2002

7.   INCOME TAXES:

The tax effect of temporary differences that give rise to significant components of the Company's future tax assets and future tax liabilities at November 30, 2002, are presented below:


                                                    2002            2001
------------------------------------------------------------------------
Future tax assets:
  Non-capital losses                            $  6,354        $  4,161
  Deductible share issue costs                       921             699
  Excess of tax value of capital
    assets over book value                            98             122
  SR&ED expenditure pool,
    net of refundable tax credits                  6,145           5,480
------------------------------------------------------------------------
                                                  13,518          10,462
  Valuation allowance                            (13,316)        (10,462)
------------------------------------------------------------------------
                                                     202              --
------------------------------------------------------------------------
Future tax liabilities:
  Investment tax credits utilized                   (202)             --
------------------------------------------------------------------------
Net future tax asset                            $     --        $     --
========================================================================

The Company's subsidiary, Vasogen Ireland Limited, also has losses of approximately $63,554,007 included in the consolidated non-capital losses available indefinitely to reduce future taxable income, the benefit of which will be recognized in the accounts when realized.

Under the Income Tax Act of Canada, certain expenditures are classified as Scientific Research & Experimental Development ("SR&ED") expenditures and, for tax purposes, are grouped into a pool, which is 100% deductible in the year incurred. This SR&ED expenditure pool can also be carried forward indefinitely and deducted in full in any subsequent year.

The balance of the SR&ED expenditure pool at November 30, 2002, is approximately $16,461,000 (2001 - $12,553,000).

The Company also has $4,663,000 of investment tax credits ("ITCs") on SR&ED expenditures, which have not been recognized in the accounts. The eligibility of the Company for provincial research tax credits depends on the Company's compliance with the provincial tax legislation. The amount of tax credits ultimately received by the Company is dependent upon review by taxation authorities of the technical and financial aspects of the claims. The ITCs will expire as follows:

2009                                                   $  208
2010                                                      682
2011                                                    1,588
2012                                                    2,185
-------------------------------------------------------------
                                                       $4,663
=============================================================

8.   SEGMENT INFORMATION:

The Company operates in one business segment: the development of immune modulation therapies. The primary capital assets are located in Canada and the acquired technology is located in Ireland.

9.   ROYALTY COMMITMENTS:

The Company has granted royalties to arm's-length third parties on gross amounts receivable by the Company from future commercial sales of its products, aggregating 1.5% on all sales to a maximum royalty of $1.3 million per annum and an additional 2% with respect to revenue derived from certain applications of the Company's immune modulation therapy to a maximum royalty of $5.0 million per annum. To date, no royalties are due and/or payable.

10.  STRATEGIC ALLIANCE:

During the year ended November 30, 2001, the Company entered into a strategic alliance to jointly commercialize the Company's immune modulation therapy in the United States. Under the terms of the agreement, Quest Diagnostics Incorporated, a third party, has been granted the exclusive rights to commercialize and distribute the Company's immune modulation therapy in the United States. As clinical trials of the Company's immune modulation therapy advance in the areas of cardiovascular and other inflammatory diseases, Vasogen and Quest Diagnostics will work together to establish the distribution infrastructure to support market introduction of the approved therapies. The two companies will also share in product revenues. As part of the agreement, Quest Diagnostics made a US$7.5 million equity investment in Vasogen and received 1,406,783 shares. Quest Diagnostics also received 625,237 warrants at an exercise price of $12.73 and expiring in November 2006. In addition, Quest Diagnostics' continued exclusivity is subject to milestone payments, the timing of which is tied to the U.S. Food and Drug Administration ("FDA") approval process.



30                 Vasogen Inc. 2002 Annual Report (A development stage company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            (Tabular figures in thousands, except per share amounts)
                 Years ended November 30, 2002, 2001, 2000, and
                period from December 1, 1987 to November 30, 2002

11.  RESEARCH AND DEVELOPMENT PROJECTS:

The Company has undertaken the following significant research and development projects:

(a)  IMMUNE MODULATION THERAPY PLATFORM:

Vasogen is focused on the research, development, and commercialization of immune modulation therapies for the treatment of cardiovascular and other inflammatory diseases. Vasogen's lead clinical indications in chronic heart failure and peripheral arterial disease are currently in pivotal phase III development. The purpose of this project is to continue to advance the development of immune modulation therapy and the value of the associated intellectual property, to advance the delivery technology associated with immune modulation therapy, to identify potential new disease indications that could be targeted for clinical development and, when deemed appropriate, to conduct early stage clinical studies in these indications.

(b)  CARDIOVASCULAR DISEASE:

The Company is developing immune modulation therapy for the treatment of cardiovascular disease. The Company has completed preclinical and clinical studies targeted at various areas of cardiovascular disease. During 2002, Vasogen completed a multi-center phase II chronic heart failure trial that demonstrated a significant reduction in the risk of death and hospitalization. The Company's lead clinical programs, currently in pivotal phase III clinical trials in the United States and Canada, are applying immune modulation therapy to the treatment of chronic heart failure and peripheral arterial disease, two major cardiovascular diseases.

(c)  AUTOIMMUNE DISEASE:

The Company has completed preclinical and clinical studies targeted at various areas of autoimmune disease. During 2002,the Company completed a multi-center clinical trial in psoriasis. The trial achieved its objective of identifying an optimal treatment schedule for Vasogen's immune modulation therapy. Although psoriasis remains a potential candidate for future clinical development, the Company is currently focusing its resources on its cardiovascular applications.

The following table outlines research costs expensed for the Company's significant research and development projects:

                                                                                                   Period from
                                                              Years ended November 30,        December 1, 1987
                                                         -------------------------------       to November 30,
                                                            2002        2001        2000                  2002
--------------------------------------------------------------------------------------------------------------
Research costs expensed:
  Immune modulation therapy platform                     $ 4,688      $5,198      $3,919               $31,405
  Cardiovascular program                                   7,523       1,769       1,231                13,279
  Autoimmune program                                         464       2,241         958                 4,517
--------------------------------------------------------------------------------------------------------------
Total research costs expensed                            $12,675      $9,208      $6,108               $49,201
==============================================================================================================
Acquired technology:
  Immune modulation therapy platform                     $    --      $   --      $   --               $ 4,081
==============================================================================================================



Vasogen Inc. 2002 Annual Report (A development stage company)                 31

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            (Tabular figures in thousands, except per share amounts)
                 Years ended November 30, 2002, 2001, 2000, and
                period from December 1, 1987 to November 30, 2002

12. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES:

The Company's consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada, which differ in certain respects from those applied in the United States. The following tables present the impact of material differences between Canadian GAAP and United States GAAP on the Company's consolidated financial statements.

(a)  CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT:

                                                                                                        Period from
                                                                Years ended November 30,           December 1, 1987
                                                         ------------------------------------       to November 30,
                                                             2002          2001          2000                  2002
-------------------------------------------------------------------------------------------------------------------
Loss per Canadian GAAP                                   $(19,507)     $(14,389)     $ (9,961)             $(79,657)
Technology costs (12(b)(i))                                    --            --            --                (4,081)
Technology amortization (12(b)(i))                            253           253           253                 2,815
Non-employee stock compensation (12(b)(ii))                  (559)         (891)         (595)               (2,966)
Warrants issued to acquire technology (12(b)(iii))             --            --            --                   (61)
-------------------------------------------------------------------------------------------------------------------
Loss per United States GAAP                              $(19,813)     $(15,027)     $(10,303)             $(83,950)
===================================================================================================================
Basic and diluted loss per share under
  United States GAAP                                     $  (0.40)     $  (0.33)     $  (0.25)
===================================================================================================================

(b)  CONSOLIDATED BALANCE SHEETS:


                                                                           2002                     2001
----------------------------------------------------------------------------------------------------------------
                                                                                 UNITED                   United
                                                                     CANADA      STATES      Canada       States
----------------------------------------------------------------------------------------------------------------
Acquired technology (i)                                            $  1,266    $     --    $  1,519     $     --
Share capital (ii) (iii)                                            126,673     129,700     103,034      105,502
Deficit, end of year (i) (ii) (iii)                                 (81,167)    (85,460)    (61,660)     (65,647)
Deficit accumulated during development stage (i) (ii) (iii)         (79,657)    (83,950)    (60,150)     (64,137)
================================================================================================================

(i) Canadian GAAP requires the capitalization and amortization of acquired technology costs. Under United States GAAP, such acquired technology costs are charged to expense when incurred if, at the acquisition date, the technological feasibility of this technology had not yet been established and no future alternative uses existed. Accordingly, for United States GAAP purposes, the costs would have been expensed at the date of acquisition and the amortization recorded under Canadian GAAP would be reversed.

(ii) Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards 123 ("SFAS No. 123"), "Accounting for Stock-based Compensation," requires the recording of compensation costs for stock options and warrants issued after December 15, 1995, to non-employees, such as members of the Scientific Advisory Board and other consultants and advisors, at fair value. The fair value of the non-employee stock options and warrants granted after December 15, 1995, has been estimated as the performance occurs and the options are earned using the Black-Scholes option pricing model based on the assumptions set out in note 12(e).



32                 Vasogen Inc. 2002 Annual Report (A development stage company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            (Tabular figures in thousands, except per share amounts)
                 Years ended November 30, 2002, 2001, 2000, and
                period from December 1, 1987 to November 30, 2002


       For purposes of measuring compensation cost under United States GAAP, the Company has elected to apply the provisions of Accounting Practice Bulletins ("APB") Opinion No. 25 and related interpretations, including FASB Interpretation No. 44, in accounting for stock options issued to employees as employment compensation. Under this method, no compensation expense is recorded for employee stock options having an exercise price that exceeds or equals the market value of the underlying shares at the grant date. For the Company, this results in accounting recognition consistent with the approach used under Canadian GAAP and, accordingly, no compensation expense has been recognized in fiscal 2002 or in prior years since inception.

(iii) In 1996, 100,000 warrants were issued as part of the technology acquisition consideration. United States GAAP requires these acquired technology costs to be recorded in an amount approximating the fair value of the warrants issued, estimated at their grant date using the Black-Scholes option pricing model, and expensed as research and development expenses.

(c)  CONSOLIDATED STATEMENTS OF CASH FLOWS:

Cash from operations under United States GAAP includes the adjustments to loss for the year outlined in note 12(b). Cash used in investing activities under United States GAAP excludes amounts representing acquired technology (note 12(b)(i)).

(d)  INCOME TAXES:

Under Canadian GAAP, investment tax credits and other research and development credits are deducted from research and development expense, for items of a current nature, and deducted from capital assets, for items of a capital nature. Under United States GAAP purposes, these tax credits would be reclassified as a reduction of income tax expense. Total research and development tax credits netted against research and development expenses on the consolidated statement of operations are set out in note 1(h).

(e)  STOCK-BASED COMPENSATION:

The fair value of the employee and non-employee stock-based compensation has been estimated at the date of grant using the Black-Scholes option pricing model under the following assumptions:

                                                                                         2002       2001       2000
-------------------------------------------------------------------------------------------------------------------
Dividend yield                                                                             --         --         --
Weighted average risk-free interest rate                                                4.26%      5.11%      6.13%
Volatility factor of the expected market price of the Company's common shares             81%        86%        90%
Weighted average expected life of the employment options                              4 YEARS    4 years    2 years
===================================================================================================================

The resulting weighted average, grant-date fair value of the employee and non-employee stock-based compensation issued in 2002 was $2.77 (2001 - $5.73; 2000 - $4.61).



Vasogen Inc. 2002 Annual Report (A development stage company)                 33

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            (Tabular figures in thousands, except per share amounts)
                 Years ended November 30, 2002, 2001, 2000, and
                period from December 1, 1987 to November 30, 2002

While SFAS No. 123 does not require the recording of compensation cost for stock options issued to employees at fair value, it does require disclosure of pro forma net income and earnings per share information as if the Company had measured for employment options issued to employees under the fair value method and recognized that fair value over the vesting period. This information is as follows:

                                                             2002           2001           2000
-----------------------------------------------------------------------------------------------
Loss for the year - United States GAAP                   $(19,813)      $(15,027)      $(10,303)
Compensation cost - employees                              (1,027)        (1,271)          (769)
-----------------------------------------------------------------------------------------------
Pro forma loss for the year - United States GAAP         $(20,840)      $(16,298)      $(11,072)
===============================================================================================
Pro forma loss per share - United States GAAP            $  (0.42)      $  (0.36)      $  (0.27)
===============================================================================================

The effects of applying SFAS No. 123 to calculate compensation cost in 2002, 2001, and 2000 may not be representative of the effects on pro forma net income in future periods.

13.  RECENT ACCOUNTING PRONOUNCEMENTS:

In 2001, The Canadian Institute of Chartered Accountants ("CICA") issued Handbook Section 3062 and the United States Financial Accounting Standards Board ("FASB") issued SFAS 142, "Goodwill and Intangibles," both of which standards are effective for fiscal years beginning on or after January 1, 2002. On adopting Handbook Section 3062 and SFAS 142 for the quarter ending February 2003, the Company's current policy as described in note 1(f) is consistent with the new standard and will have no material impact on the Company's financial position or results of operations.

In 2001, the CICA issued Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments," effective for fiscal years beginning on or after January 1, 2002. In adopting this new standard for the quarter ending February 2003, the Company will (a) maintain its current policy described in note 1(g) of accounting for employee stock-based compensation using the settlement method, and (b) change its policy to record compensation costs for stock options issued on or after December 1, 2002, to non-employees at fair value on a basis consistent with United States GAAP described in note 12(b)(ii). In addition, the Company will be disclosing, in its interim and annual financial statements, the pro forma effect on operations as if the Company had measured employment options using the fair value method.

In June 2001, the U.S. Financial Accounting Standards Board issued SFAS 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"), which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company does not expect the adoption of SFAS 143 to have a material impact on its financial position or results of operations.

In December 2002, the CICA issued Handbook Section 3063, "Impairment or Disposal of Long-lived Assets," and revised Section 3475, "Disposal of Long-lived Assets and Discontinued Operations," which is consistent with SFAS 144, "Accounting for the Impairment or Disposal of Long-lived Assets." Together, these two Sections supersede the write-down and disposal provisions of Section 3061, "Property, Plant and Equipment," as well as Section 3475, "Discontinued Operations." Handbook Section 3063 is applicable for years beginning on or after April 1, 2003; however, early application is permitted. The revised standards contained in Section 3475 on disposal of long-lived assets and discontinued operations are applicable to disposal activities initiated by the Company's commitment to a plan on or after May 1, 2003; however, early application is permitted. These new and revised standards are consistent with SFAS 144 for U.S. GAAP purposes, which is effective for years beginning on or after January 1, 2002. Amongst other provisions these standards will require the assessment of the underlying value of capital assets and acquired technology to be based on the discounted estimated future net cash flows and fair value of the asset.



34                 Vasogen Inc. 2002 Annual Report (A development stage company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            (Tabular figures in thousands, except per share amounts)
                 Years ended November 30, 2002, 2001, 2000, and
                period from December 1, 1987 to November 30, 2002


The Company does not expect the adoption of Handbook Sections 3063 and 3475 and SFAS 144 to have a material impact on its financial position or results of operations.

In July 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"), which is effective for exit or disposal activities that are initiated after December 31, 2002. SFAS 146 requires that a liability be recognized for exit or disposal costs only when the liability is incurred, as defined in the FASB's conceptual framework rather than when a company commits to an exit plan, and that the liability be initially measured at fair value. The Company does not expect the adoption of SFAS 146 to have a material impact on its financial position or results of operations.

In November 2002,the FASB issued Interpretation 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), which requires certain disclosures to be made by a guarantor in its interim and annual financial statements for periods ending after December 15, 2002, about its obligations under guarantees. FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees entered into or modified after December 31, 2002. FIN 45 requires the guarantor to recognize a liability for the non-contingent component of certain guarantees; that is, it requires the recognition of a liability for the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The Company does not expect the adoption of FIN 45 to have a material impact on its financial position or results of operations.

14.  COMPARATIVE FIGURES:

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.



Vasogen Inc. 2002 Annual Report (A development stage company)                 35

                               BOARD OF DIRECTORS

WILLIAM R. GRANT, CHAIRMAN Chairman and Co-founder of Galen Associates, New York. Has more than 40 years of experience in the investment banking and healthcare fields. Formerly served as President and Vice Chairman of Smith Barney, President and Chairman of MacKay Shields Financial Corporation, and Director and Vice Chairman of SmithKline Beecham. Also serves on the Boards of Advanced Medical Optics, Inc., Massey Energy Company, Ocular Sciences, and Quest Diagnostics.

ANDRE BERARD Has spent over four decades with the National Bank of Canada, where he was Chief Executive Officer, and now serves as Chairman of the Board. An Officer of the Order of Canada and has received two honorary doctorates from leading Canadian universities.

DAVID G. ELSLEY, MBA President and CEO of Vasogen. Over the past ten years, has been responsible for the scientific, clinical, and commercial development of Vasogen's immune modulation therapy. Holds a Master of Business Administration from the Richard Ivey School of Business, University of Western Ontario.

TERRANCE H. GREGG Former President of Medtronic MiniMed. Became President and Chief Operating Officer of MiniMed in 1996 and was instrumental in Medtronic's US$3.4 billion acquisition of MiniMed in 2001. Member of the Boards of the Southern California Biomedical Council, Amylin Pharmaceuticals, Specialty Laboratories, and Ocular Sciences.

BENOIT LA SALLE, CA President and CEO of SEMAFO and a chartered accountant with extensive experience in international taxation. Founded Grou La Salle & Associes, Chartered Accountants, in 1980. Serves on the Boards of BioCapital, LMS Medical Systems, Pheromone Sciences, and Electromed Imaging.

SURYA N. MOHAPATRA, PHD President and Chief Operating Officer and Board member of Quest Diagnostics. Former Senior Vice President and member of the Executive Committee of Picker International, a worldwide leader in the design, manufacture, and marketing of advanced medical technologies.

ELDON R. SMITH, MD, FRCP(C), FACC, FIACS Vice President, Scientific Affairs, of Vasogen. Former Dean of the Faculty of Medicine and Head of both the Department of Medicine and the Division of Cardiology at the University of Calgary, where he continues to hold a part-time appointment. Past-President of the Canadian Cardiovascular Society. Served as Chairman of the Scientific Review Committee of the Heart and Stroke Foundation of Canada.

JOHN C. VILLFORTH Past-President and Executive Director of The Food and Drug Law Institute and past-Director, FDA Center for Devices and Radiological Health. Has almost three decades' experience as a commissioned officer in the U.S. Public Health Service in the Department of Health and Human Services. Retired from the public service sector with the rank of Assistant Surgeon General (Rear Admiral).



36                                               Vasogen Inc. 2002 Annual Report

                           SCIENTIFIC ADVISORY BOARD

ROBERT ROBERTS, MD, FRCP(C), FACC, CHAIRMAN Chief of Cardiology, Don W. Chapman Professor of Medicine, and Professor of Molecular Physiology and Biophysics at Baylor College of Medicine. Recipient of the American College of Cardiology's Distinguished Scientist Award. Well recognized for his role as a principal investigator in several pivotal clinical trials related to the introduction of new therapies for heart disease.

STANLEY H. APPEL, MD Professor and Chairman of the Department of Neurology, Director of the MDA/ALS Research and Clinical Center, and Director of the Alzheimer's Disease Research Center at Baylor College of Medicine. Recognized as a leading expert on degenerative neurological diseases.

VALENTIN FUSTER, MD, PHD Director of both The Zena and Michael A. Wiener Cardiovascular Institute and The Marie-Josee and Henry R. Kravis Center for Cardiovascular Health at the Cardiovascular Institute, Mount Sinai School of Medicine. Recognized as a leading expert in atherosclerosis. Recipient of the Andreas Gruntzig Scientific Award from the European Society of Cardiology, the Lewis A. Conner Memorial Award for scientific accomplishment from the American Heart Association and the Distinguished Scientist Award from the American College of Cardiology.

RICHARD G. MARGOLESE, MD, FRCS(C) Herbert Black Professor of Surgical Oncology at McGill University and Director of the Department of Oncology at Sir Mortimer
B. Davis-Jewish General Hospital in Montreal. Recipient of the Order of Canada and the R.M. Taylor medal of the Canadian Cancer Society. Internationally recognized for his leadership in both cancer research and treatment.

RICHARD G. MILLER, PHD, FRSC Professor and past-Chairman of the Department of Medical Biophysics and Professor and founding Chairman (1984 to 1990) of the Department of Immunology at the University of Toronto. Past-President of the Canadian Society of Immunology and a Fellow of the Royal Society of Canada. Internationally recognized scientist and leader in the field of immunology.

MILTON PACKER, MD Dickinson W. Richards, Jr., Professor of Medicine, Professor of Pharmacology and Chief of the Division of Circulatory Physiology at the Columbia University College of Physicians and Surgeons, and Director of the Heart Failure Center at the Columbia-Presbyterian Medical Center. Leading expert in the pathophysiology of heart failure and instrumental in the introduction of new drug therapies. Primary consultant to the National Institutes of Health and the FDA on the management of heart failure and on matters related to cardiovascular research and drug development.

FRED S. ROSEN, MD President of the Center for Blood Research in Boston, Massachusetts, and James L. Gamble Professor of Pediatrics at Harvard Medical School. Internationally recognized for his groundbreaking research into the functioning of the immune system and the causes of immune deficiency diseases. Past-Chairman of the World Health Organization's Expert Scientific Committee on Primary Immunodeficiency.

DAVID WOFSY, MD Professor of Medicine and Microbiology/Immunology, Director of the Clinical Trials Center, and George A. Zimmerman Distinguished Professor at the University of California. Chief of Rheumatology at the San Francisco Veterans Affairs Medical Center. Leading authority on the cellular and molecular mechanisms underlying autoimmune diseases.



Vasogen Inc. 2002 Annual Report                                               37

                             CORPORATE INFORMATION

SENIOR MANAGEMENT

ANTHONY E. BOLTON, PHD, DSC, FRCPATH
Chief Scientist

DAVID G. ELSLEY, MBA
President and Chief Executive Officer

ROBERT G. HIRONS
Director of Intellectual Property

SUSAN F. LANGLOIS
Vice President, Regulatory and Clinical Affairs

BERNARD LIM, C.ENG, MIEE
Vice President, Technology

MICHAEL J. MARTIN
Vice President, Marketing and Business Development

J.D. MILLER
Director of Corporate Development

ELDON R. SMITH, MD, FRCP(C), FACC, FIACS
Vice President, Scientific Affairs

CHRISTOPHER J. WADDICK, MBA, CMA
Executive Vice President and Chief Financial Officer

STOCK LISTINGS

Toronto Stock Exchange - VAS
American Stock Exchange - VSV

INVESTOR RELATIONS

investor@vasogen.com
Tel: 905.569.9065
Fax: 905.569.9231


TRANSFER AGENT AND REGISTRAR

CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, ON Canada  M5C 2W9
www.cibcmellon.com
Tel: 416.643.5500 or 1.800.387.0825
Fax: 416.643.5660

U.S. TRANSFER AGENT AND REGISTRAR

Registrar and Transfer Company
10 Commerce Drive, Cranford, NJ
U.S.A. 07016-3572
www.rtco.com
Tel: 908.497.2300
Fax: 908.497.2318

AUDITOR

KPMG LLP
Commerce Court West
P.O. Box 31, 199 Bay Street, Suite 3300
Station Commerce Court
Toronto, ON Canada  M5L 1B2

PATENT COUNSEL

Burns, Doane, Swecker & Mathis, LLP
333 Twin Dolphin Drive, Suite 700
Redwood Shores, CA
U.S.A. 94065-1418

CORPORATE COUNSEL

Lang Michener
BCE Place, Suite 2500, 181 Bay Street
Toronto, ON Canada  M5J 2T7

U.S. CORPORATE COUNSEL

Paul, Weiss, Rifkind, Wharton & Garrison
1285 Avenue of The Americas
New York, NY
U.S.A. 10019-6064



38                                               Vasogen Inc. 2002 Annual Report

                                 ANNUAL MEETING
                Shareholders are invited to attend the Company's
                   Annual and Special Meeting at 4:30 p.m. on
                             Wednesday, May 7, 2003,
                          at the TSX Conference Centre
                               The Exchange Tower
                     130 King Street West, Toronto, Ontario.


This annual report contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "will," "should," "expects," "projects," and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company's products, the availability of government and insurance reimbursements for the Company's products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel and other risks detailed from time-to-time in the Company's public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

                                 [VASOGEN LOGO]


                                Corporate Office
       2155 Dunwin Drive, Mississauga (Toronto), Ontario, Canada L5L 4M1
                       Tel. 905.569.2265 Fax. 905.569.9231

                                www.vasogen.com